UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 22, 2016

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 16, 2016, the business combination (the “Transaction”) of Terrapin 3 Acquisition Corporation (the “Terrapin”) and Yatra Online, Inc. (“Yatra”) was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016, by and among Yatra, T3 Parent Corp., T3 Merger Sub Corp., Terrapin, MIHI LLC (“MIHI”) (solely for the purposes set forth therein) and Shareholder Representative Services LLC, as amended (the “Business Combination Agreement”).

Under the Business Combination Agreement, as the first step in the business combination, T3 Merger Sub Corp. merged with and into Terrapin with Terrapin surviving the merger (the “First Merger”) as a partially owned subsidiary of T3 Parent Corp. Immediately following the First Merger, T3 Parent Corp. merged with and into Yatra with Yatra surviving the merger (the “Second Merger” and together with the First Merger, the “Mergers”), pursuant to which Terrapin became a partially owned subsidiary of Yatra and its name was changed to Yatra USA Corp. Pursuant to the terms of the Business Combination Agreement, as a result of the Mergers: (i) the holders of the Class A Common Stock who did not properly redeem their shares of Class A Common Stock in connection with the stockholder vote to approve the Business Combination Agreement, became entitled to receive, one Yatra Ordinary Share in exchange for each share of Class A Common Stock held by them; (ii) the holders of the Class F Common Stock, retained their shares of Class F Common Stock and received one Yatra Class F Share for each share of Class F Common Stock held by them; and (iii) the holders of Yatra Ordinary Shares continued to hold one Ordinary Share for each Ordinary Share held by them. The Yatra Class F Shares are voting shares only and have no economic rights.

Commencing on November 16, 2017, the holders of Class F Common Stock will be entitled from time to time to exchange their shares of Class F Common Stock for Yatra Ordinary Shares (on a share for share basis) and, upon such exchange, an equal number of Yatra Class F Shares held by the exchanging shareholder will be converted by Yatra into 0.00001 of an Ordinary Share for each Class F Share converted. As a result of the Transaction, each of Terrapin’s outstanding warrants ceased to represent a right to acquire shares of Class A Common Stock and instead represent the right to acquire the same number of Yatra Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Transaction.

Yatra’s Ordinary Shares commenced trading on The NASDAQ Stock Market LLC (“NASDAQ”) under the ticker symbol “YTRA” on December 19, 2016. Following the completion of the Transaction, Yatra has 32,109,465 ordinary shares and 3,159,375 Class F shares outstanding.

The foregoing description of the Mergers and the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 2.1 to this Form 6-K and is incorporated by reference herein.

In addition, in connection with the consummation of the Transaction, the following agreements were entered into among the various parties to the Transaction:

Exchange and Support Agreement

Terrapin, Yatra and the holders (the “Exchanging Shareholders”) of Terrapin’s Class F common stock, par value $0.0001 per share (the “Class F Common Stock”), entered into an Exchange and Support Agreement, dated as of December 16, 2016 (the “Exchange and Support Agreement”). Pursuant to the terms of the Exchange and Support Agreement, commencing on November 16, 2017, the Exchanging Shareholders have the right from time to time to exchange any or all of their shares of Class F Common Stock for the same amount of Yatra ordinary shares, par value $0.0001 per share (the “Yatra Ordinary Shares”). Upon any such exchange, a corresponding number of Yatra Class F Shares, par value $0.0001 per share (the “Yatra Class F Shares”), will be surrendered to Yatra and canceled. The right to make such exchange will expire on December 16, 2021.

The foregoing is a summary of the material terms of the Exchange and Support Agreement, and is qualified in its entirety by reference to the full text of the Exchange and Support Agreement, a copy of which is attached as Exhibit 10.1 to this Form 6-K and incorporated herein by reference.

Amendment to Forward Purchase Contract

Terrapin and MIHI entered into an Amendment, dated December 16, 2016 (the “Forward Purchase Contract Amendment”), to the Forward Purchase Contract, dated July 16, 2014, between Terrapin and MIHI (the “Forward Purchase Contract”). Pursuant to the terms of the Forward Purchase Contract Amendment, MIHI purchased one-half of the number of the shares of Terrapin’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and the number of warrants to purchase shares of Class A Common Stock that it agreed to purchase pursuant to the Forward Purchase Contract, immediately prior to the consummation of the Transaction. MIHI also relinquished the right to acquire any shares of Class F Common Stock under the Forward Purchase Contract. As a result, on December 16, 2016, MIHI purchased 2,000,000 shares of Class A Common Stock and 2,000,000 warrants to purchase shares of Class A Common Stock for an aggregate purchase price of $20.0 million.

The foregoing is a summary of the material terms of the Forward Purchase Contract Amendment, and is qualified in its entirety by reference to the full text of the Forward Purchase Contract Amendment, a copy of which is attached as Exhibit 10.2 to this Form 6-K and incorporated herein by reference.

Forfeiture Agreement

Terrapin and the holders of Class F Common Stock entered into a Letter Agreement, dated December 16, 2016 (the “Forfeiture Agreement”), pursuant to which such holders forfeited to Terrapin one-half of the shares of Class F Common Stock held by such holders, effective as of immediately prior to the consummation of the Transaction (except that, because MIHI relinquished the right to acquire shares of Class F Common Stock pursuant to the Forward Purchase Contract Amendment, it forfeited 105,781 of its 1,211,563 shares of Class F Common Stock).

The foregoing is a summary of the material terms of the Forfeiture Agreement, and is qualified in its entirety by reference to the full text of the Forfeiture Agreement, a copy of which is attached as Exhibit 10.3 to this Form 6-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 22, 2016	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
2.1*

Amended and Restated Business Combination Agreement, dated September 28, 2016, by and among Terrapin, Yatra, T3 Parent Corp., T3 Merger Sub Corp., MIHI and Shareholder Representative Services LLC, solely in its capacity as the Shareholders’ Representative (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form F-4, filed with the SEC on November 21, 2016).

10.1	Exchange and Support Agreement, dated December 16, 2016, by and among, Yatra, Terrapin, and the holders of Class F Common Stock party thereto.
10.2	Forward Purchase Contract Amendment, dated as of December 16, 2016, between MIHI, Terrapin and Yatra.
10.3

Letter Agreement, dated as of December 16, 2016, by and among Terrapin, Yatra, MIHI, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.